16005101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC
OCT 07 2016
Washington, DC 20549

No Act
8/5/16

October 7, 2016

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 10-7-16

Daniel J. Winnike
Fenwick & West LLP
dwinnike@fenwick.com

Re: Cisco Systems, Inc.
Incoming letter dated August 5, 2016

Dear Mr. Winnike:

This is in response to your letter dated August 5, 2016 concerning the shareholder proposal submitted to Cisco by Kenneth Steiner. We also have received a letter on the proponent's behalf dated August 18, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

October 7, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated August 5, 2016

The proposal provides that "[t]he board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action."

There appears to be some basis for your view that Cisco may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to Cisco, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Cisco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Cisco relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

August 18, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Cisco Systems, Inc. (CSCO)
Protect the Shareholder Franchise
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the August 5, 2016 no-action request by Daniel L. Winnike of Fenwick & West LLP on behalf of Cisco Systems, Inc. seeking your concurrence that Cisco may exclude from its proxy materials a Rule 14a-8 proposal submitted on behalf of Kenneth Steiner based upon Rules 14a-8(i)(3), Rule 14a-8(i)(7), and Rule 14a-8(a). The proposal reads: "*The board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action.*" Each of Mr. Winnike's arguments is specious and disingenuous. Consequently, his request should be denied.

Preliminarily, the staff should consider this matter in the context of the SEC's Investor Advocate's recently issued Report on Objectives for FY 2017 which states: "In the coming year, we will consider issues involving shareholder rights and corporate governance. We will look for ways to remove any obstacles to shareholders in voting proxies and to protect shareholder rights in submitting and voting on shareholder proposals." Concurring with Mr. Winnike's position would undermine that objective.

First, the proposal is not, as Mr. Winnike assets, vague and indefinite, let alone false and misleading. He disingenuously claims that shareholders will be so confused by the proposal that they should be prevented from voting on it. That is essentially the same offensive argument made by Squealer in George Orwell's Animal Farm:

> Do not imagine, comrades, that leadership is a pleasure. On the contrary, it is a deep and heavy responsibility. No one believes more firmly than Comrade Napoleon that all animals are equal. He would be only too happy to let you make your decisions for yourselves. But sometimes you might make the wrong decisions, comrades, and then where should we be?

Mr. Winnike is an experienced lawyer who knows very well that the proposal does not apply to routine actions that "impact" shareholder voting in a neutral fashion like setting a record date. Rather, the proposal only applies only if the board's intent is to prevent the effectiveness of a shareholder vote. On the other hand, if the board's intent with regard to an action affecting the shareholder franchise is benign, the proposal does not apply. Moreover, Mr. Winnike fails to give an example of an action that the board might consider such that it would not be sure that it needed to have a compelling justification. Ironically, if the proposal is adopted by shareholders and the board agrees to abide by it, the board would have to have a compelling justification before hiring Mr. Winnike in the future to argue that a Rule 14a-8 proposal should be excluded from Cisco's proxy materials. In any case, instead of taking Mr. Winnike's or my word for it, I propose the staff ask some non-lawyers if they find the proposal misleading.

Significantly, in order to induce the staff to grant his request, Mr. Winnike says: "Cisco strongly supports the shareholder franchise and does not, and would not, seek to take action to undermine shareholder voting (or any other) rights." Before I submitted this response, I offered to withdraw the proposal if Cisco would make that same statement publicly, e.g., in its proxy statement. Evan Sloves of Cisco responded as follows: "Thank you for your email. We have decided not to take you up on your offer." You should infer that if Cisco is unwilling publicly affirm a statement made to the SEC staff that would moot the need for a vote on the proposal, you should discount Mr. Winnike's claim that a reasonable shareholder would be confused by it.

Mr. Winnike also claims that the proposal "includes materially false and misleading statements." However, his argument amounts to trivial nits about the way it summarized case law and unjustified inferences from truthful statements contained in the supporting statement. There is no reason that a shareholder would infer that Cisco is subject to Delaware corporation law or that its board has acted improperly in the past. The proposal is prophylactic and these objections are just red herrings. Although I think the proposal, as submitted, is not excludable, I am willing to revise the supporting statement to affirm that Cisco is a California corporation and that shareholders should not draw any inference that the board has committed any improprieties. He wisely does not say that the proposal, if adopted, would violate California law or that California allows a board to impede the shareholder franchise without a compelling justification. In sum, there is nothing misleading about the proposal or supporting statement. And, if Cisco disagrees with anything in the supporting statement or wants to provide a counter-statement about the legal citations, it has an unfettered right to present its case directly to shareholders.

Next, Mr. Winkle says: "[T]he Proposal is open to a wide range of interpretations, some of which would impact a range of ordinary business activities associated with shareholder meetings and the proxy process more generally, as well as the board's compliance with applicable law." That is utter nonsense. If anything is not ordinary (day-to-day) business, it is an action that impedes (not merely "impacts," as Mr. Winnike mischaracterizes the proposal, the shareholder franchise). Again, the proposal has no application to the routine ministerial actions he cites, e.g., setting the record date provided they are not intended to frustrate a shareholder vote. He is obviously trying to make a simple proposal sound complex because he wants to prevent shareholders from voting on it. I am confident you will see through his rhetoric which ironically, is itself misleading because it intentionally distorts the clear wording of the proposal and supporting statement.

Lastly, contrary to Mr. Winnike's assertion that the proposal merely seeks to express a position about the sanctity of the shareholder franchise, it directs the board to decline to take an action whose primary purpose is to prevent the effectiveness of a shareholder vote unless it has a compelling justification for doing so. (The no action letters he cites on page 16 of his letter as support are inapposite.) According to Mr. Winnike, a Rule 14a-8 proposal must call for the board to take an action whereas the proposal calls for the board to decline to take an action absent a compelling justification. Although I believe the proposal as submitted is not excludable, I would be willing to revise the wording. This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner

Evan Sloves <esloves@cisco.com>

Resolved: "The board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action."

SUPPORTING STATEMENT

Almost thirty years ago, the Delaware Chancery Court ruled that actions that have an adverse impact on the right of shareholders to vote are presumptively invalid.

In *Aprahamian v. HBO & Co.*, 531 A.2d 1204, (Del. Ch. 1987), the Court said this:

> The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

Just one year later, in *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch., 1988), the Chancery Court made it clear that a board cannot rely solely on its business judgment if takes an action for the primary purpose of preventing the effectiveness of a shareholder vote. Rather, the board must have a compelling justification. The Court explained:

> The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests....Action designed principally to interfere with the effectiveness of a vote inevitably involves a conflict between the board and a shareholder majority....[I]n such a case, the board bears the heavy burden of demonstrating a compelling justification for such action.

Unfortunately, some boards of directors still do things that undermine the shareholder franchise. For example, many boards have adopted complex advance notice bylaws that require a shareholder seeking to nominate directors or present proposals to fill out long forms and provide proprietary information to the board. That deters shareholders from exercising their voting rights and has led to costly litigation. Moreover, such requirements have nothing to do with the legitimate purpose of an advance notice bylaw which is simply to allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote.

In effect, this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces. If this proposal is approved, we believe the board will be more respectful of the shareholder franchise and cautious about taking any action that adversely impacts it.

Fenwick
FENWICK & WEST LLP
SILICON VALLEY CENTER 801 CALIFORNIA STREET MOUNTAIN VIEW, CA 94041
TEL 650.988.8500 FAX 650.938.5200 WWW.FENWICK.COM

August 5, 2016

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

We are writing on behalf of our client Cisco Systems, Inc., a California corporation ("***Cisco***"), to inform you that Cisco intends to omit from its proxy card and other proxy materials (the "***Proxy Materials***") for Cisco's 2016 Annual Meeting of Shareholders (the "***Annual Meeting***"), the following proposal and supporting statement (the "***Proposal***") submitted to Cisco by Kenneth Steiner (the "***Proponent***"):

> *Resolved: "The board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action."*

SUPPORTING STATEMENT

Almost thirty years ago, the Delaware Chancery Court ruled that actions that have an adverse impact on the right of shareholders to vote are presumptively invalid.

In *Aprahamian v. HBO & Co.*, 531 A.2d 1204, (Del. Ch. 1987), the Court said this:

> The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

Just one year later, in *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch., 1988), the Chancery Court made it clear that a board cannot rely solely on its business judgment if takes an action for the primary purpose of preventing the effectiveness of a shareholder vote. Rather, the board must have a compelling justification. The Court explained:

> The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests. . . . Action designed principally to interfere with the effectiveness of a vote inevitably involves a conflict between the board and a shareholder majority. . . . [I]n such a case, the board bears the heavy burden of demonstrating a compelling justification for such action.

Unfortunately, some boards of directors still do things that undermine the shareholder franchise. For example, many boards have adopted complex advance notice bylaws that require a shareholder seeking to nominate directors or present proposals to fill out long forms and provide proprietary information to the board. That deters shareholders from exercising their voting rights and has led to costly litigation. Moreover, such requirements have nothing to do with the legitimate purpose of an advance notice bylaw which is simply to allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote.

In effect, this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces. If this proposal is approved, we believe the board will be more respectful of the shareholder franchise and cautious about taking any action that adversely impacts it.

On behalf of Cisco, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we request confirmation that the staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action if Cisco excludes the Proposal from its Proxy Materials for the reasons discussed below. The Annual Meeting is scheduled for December 12, 2016, and Cisco currently expects that it will file definitive copies of the Proxy Materials with the Commission on or around October 24, 2016. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before Cisco files its definitive copies of the Proxy Materials with the Commission.

Copies of the letter from the Proponent to Cisco submitting the Proposal and related correspondence are attached as Exhibit A to this letter.

Pursuant to Rule 14a-8(j) and *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("***SLB 14D***"), we have submitted this letter, together with the Proposal, to the Staff via e-mail at shareholderproposals@sec.gov in lieu of mailing paper copies. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently via e-mail to CorporateSecretary@cisco.com pursuant to Rule 14a-8(k) and SLB 14D.

Reason for Exclusion of Proposal

We believe that the Proposal may be excluded from the Proxy Materials, on the following grounds:

- Rule 14a-8(i)(3) – because the Proposal is vague and indefinite and contains false and misleading statements and, therefore, violates Rule 14a-9;
- Rule 14a-8(i)(7) – because the Proposal deals with a matter relating to Cisco's ordinary business operations; and
- Rule 14a-8(a) – because the Proposal is not a proposal as contemplated by Rule 14a-8(a).

Discussion

As a threshold matter, Cisco's board of directors has not taken, nor does it have any intention to take, any action in violation of fiduciary obligations to its shareholders. The shareholder franchise is extremely important to Cisco's board of directors and it takes its fiduciary obligations very seriously. None of what follows should be viewed as a rejection of this general principle. Cisco flatly rejects any insinuation in the Proposal to the contrary.

1. Cisco may omit the Proposal from the Proxy Materials because it is false and misleading, in violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal or supporting statement if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. We believe the Proposal may be excluded pursuant to Rule 14a-9 because the Proposal is vague and indefinite so as to be misleading, in addition to including materially false and misleading statements.

The Proposal is vague and indefinite so as to be misleading

The Staff has consistently taken the position that a shareholder proposal may be excluded under Rule 14a-8(i)(3) as misleading if it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if approved), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) at page 5. *See, e.g., Alaska Air Group, Inc.* (Mar. 10, 2016); *Verizon Communications Inc.* (Feb. 21, 2008); *Capital One Financial Corporation* (Feb. 7, 2003); *Philadelphia Electric Company* (Jul. 30, 1992); and *Fuqua Industries, Inc.* (Mar.12, 1991) (noting the company's position that the meaning and application of certain terms and conditions in the proposal would have to be made "without guidance from the proposal and would be subject to differing interpretations," the Staff stated the proposal may be misleading because "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal").

As with the proposals in the precedents cited above, and as discussed further below, we believe that the Proposal is so vague and indefinite that neither Cisco nor its shareholders would know with any reasonable certainty exactly what actions or measures the Proposal requires. The Proposal states that Cisco's board of directors "shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action." What is meant by "prevent the effectiveness of [a] shareholder vote" is entirely unclear and largely unexplained in the Proposal and its "Supporting Statement." Absent clarity on this point, there are numerous possible interpretations of what might be sought by this language. Further, the Proposal also uses vague terms, such as "primary purpose" and "compelling justification," that add further uncertainty as to the types of actions the Proposal seeks to prohibit and/or what actions the Proponent would like Cisco to take in this regard. We recognize that a well-integrated proposal and supporting statement might together be sufficiently descriptive of the subject matter put before the shareholders to largely eliminate the possibility of confusion for a proposal. In this case, however, and as is demonstrated in the discussion below, the supporting statement not only is unhelpful in clarifying the intent of the Proposal but adds to the lack of clarity with regard to what is being sought in the Proposal.

Depending on what actions one believes "prevent the effectiveness of [a] shareholder vote," the plain language of the Proposal could be read as prohibiting any number of actions – large and small – including many actions that ordinarily take place in connection with meetings of shareholders and the proxy and voting process. Lending support to this broad interpretation is the statement in the concluding paragraph of the supporting statement that approval of the Proposal would cause Cisco's board of directors to be "more respectful of the shareholder franchise and cautious about taking ***any action that adversely impacts it***" (emphasis added). Based on this broad language, the Proposal arguably would cover actions ranging from the kinds of extraordinary actions at issue in the Delaware cases cited in the supporting statement[1] to

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[1] Please note that the supporting statement does not provide any explanation of what actions were at issue in those cases. As explained in this letter, these cases and the case law arising from them primarily addressed tactical maneuvers by incumbent boards of directors seeking to ward off hostile acquirers and defeat dissident slates. See footnote 3 for more background.

actions that boards of directors routinely approve, endorse or permit to happen, such as establishing the record date for a shareholder meeting, engaging a proxy solicitor to solicit votes, seeking to exclude a shareholder proposal from a proxy statement pursuant to Rule 14a-8 and thereby preventing the shareholders from voting on it, determining how proxies may be submitted (e.g., in paper, via e-proxy and/or by telephone) and establishing shareholder meeting logistics (e.g., selecting the date, time and location for a shareholder meeting, establishing admittance procedures for a shareholder meeting, and determining when to close the polls for voting at a shareholder meeting). It could also be intended to apply not just to actions taken leading up to a vote of shareholders or at a shareholder meeting but to a board of directors' actions following a vote (e.g., whether to take action on a shareholder proposal that received a majority shareholder vote but that the board determines would not be in the best interests of the company).

As one example of actions that boards of directors take to "undermine the shareholder franchise," the Proponent refers in the supporting statement to adoption of "complex advance notice bylaws" that require shareholders seeking to nominate directors or present other proposals to "fill out long forms and provide proprietary information to the board." Nonetheless even with respect to this specific item that the Proponent identifies it is not clear from the Proposal and supporting statement how this relates to Cisco's practices in particular and what, if anything, he would like Cisco to do in this regard. Does the Proponent object to all director information and qualification requirements, those applicable to nominees in traditional proxy contests, those applicable to proxy access nominations, or something else?

Further compounding the Proposal's lack of clarity, the supporting statement appears to seek to impose a Delaware standard of conduct on Cisco (a California corporation) and Cisco's board of directors to the same extent that Delaware law would apply that standard to a board of directors of a Delaware corporation.[2] Lending support to this interpretation is the statement in the concluding paragraph of the supporting statement that "[i]n effect, this proposal allows shareholders to formally ***endorse the same basic principle*** of shareholder democracy ***that our nation's most respected business court already enforces***" (emphasis added). Additionally, the resolution itself uses language very similar to the quote from *Blasius Industries, Inc. v. Atlas Corp.* 564 A.2d 651 (Del. Ch., 1988) ("***Blasius***") contained in the supporting statement (including the term "compelling justification") and the supporting statement quotes another Delaware case and discusses a circumstance under which the Delaware courts have indicated a Delaware corporation cannot rely solely on the business judgment rule. These aspects of the Proposal and its supporting statement also strongly suggest that the Proposal is intended to impose a Delaware standard on Cisco and Cisco's board of directors. Accordingly, shareholders could view the Proposal and supporting statement as applying and defining the Delaware

[2] It should be noted that, based on our review of California cases and secondary sources, a similar standard has not been established for boards of directors of California corporations. However, California courts may take into account Delaware case law and the Delaware standard when deciding cases with similar facts and issues presented.

standard and approve it on that basis – and without understanding that the Delaware standard has a much more narrow application under generally held views thereof than would be readily understood by a layperson reading in the plain language of the Proposal.[3]

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[3] By way of background, the Delaware standard arising from one of the cases cited in the Proposal, *Blasius*, has been triggered in a limited number of cases involving actions that served to: (1) keep the incumbent board of directors in control (typically through tactical maneuvers designed to ward off hostile acquirers and defeat dissident slates), or (2) prevent the completion of a scheduled stockholder meeting to the advantage of management. *See Blasius* (incumbent board amended bylaws to increase the board size and appointed two new directors, thereby blocking a dissident stockholder from gaining control of board in a consent solicitation); *Steinkraus v. GIH Corp.*, 1991 WL 3922 (Del. Ch. Jan. 22, 1991) (under pressure to hold a stockholder meeting, incumbent board called a stockholder meeting and raised the director election voting standard to majority voting while aware that certain votes may be disabled from voting, thereby ensuring a new board could not be elected under the new standard and, thus, the incumbent board would remain in place); *Commonwealth Assocs. v. Providence Health Care, Inc.*, 1993 WL 432779 (Del. Ch. Oct. 22, 1993) (in response to a consent solicitation seeking to replace the incumbent directors, the incumbent board caused the company to enter into an agreement to issue 20% of its own voting stock in exchange for the acquisition of shares in another company, and the resulting 20% owner agreed not to vote "in opposition to a position the board of directors has taken," ensuring that a majority of votes would support the incumbent directors); *Carmody v. Toll Brothers Inc.*, 723 A.2d 1180 (Del. Ch. 1998) (incumbent directors adopted poison pill that could only be redeemed by the incumbent directors or their designated successors); *State of Wisconsin v. Peerless Systems Corp.*, 2000 WL 1805376 (Del. Ch. Dec. 4, 2000) (the chairman of the incumbent board adjourned for 30 days an annual stockholder meeting and kept the polls open for a management-sponsored proposal that did not have sufficient votes to pass in order to solicit votes so it would pass); *Chesapeake Corp. v. Shore*, 771 A.2d 293 (Del. Ch. 2000) (faced with a hostile tender offer, the incumbent board adopted a bylaw amendment requiring a supermajority vote to eliminate the classified board, which given the shares held by management, made it extremely difficult for the bidder to amend without management support); *MM Companies, Inc. v. Liquid Audio, Inc.*, 813 A.2d 1118 (Del. 2003) (incumbent board amended bylaws to, among other things, increase the board size and appointed two new directors, thereby "diminishing" the influence a dissident stockholder could gain in an active proxy contest); *Johnston v. Pedersen*, 28 A.3d 1079 (Del. Ch. 2011) (in connection with a financing the board sought to place a new series of preferred stock with a veto right over any action subject to stockholder approval (including director elections) to purchasers friendly to the incumbent board, thereby diminishing the power of two unfriendly holders of a majority block of shares). *See also Apple Computer v. Exponential Tech.*, 1999 WL 39547 (Del. Ch. Jan. 21, 1999) (in determining that the sale of the corporation's entire patent portfolio without first obtaining the required stockholder approval did not trigger *Blasius* review, the court explained that "*Blasius* and similar cases involve *tactical maneuvers by incumbent boards seeking to ward off hostile acquirers and defeat dissident slates*." (emphasis added)).

The case law also reflects that the application of the standard varies depending on the facts and circumstances and the actions taken. While the standard applied in *Chesapeake Corp. v. Shore*, which involved raising the threshold vote required to eliminate a classified board structure in the face of a tender offer, various other actions that had the effect of maintaining control in connection with tender offers have not triggered *Blasius* review. *See, e.g., Shamrock Holdings, Inc. v. Polaroid Corp.*, 559 A.2d 278 (Del. Ch. 1989) (securities issuances and repurchases concentrating ownership in friendly hands); *Stahl v. Apple Bancorp*, 579 A.2d 1115 (Del. Ch. 1990) (incumbent board called a special stockholder meeting to move the annual stockholder meeting date and related record date); *Kidsco, Inc. v. Dinsmore* III, 674 A.2d 483 (Del. Ch. 1995) (facing a proxy solicitation by a hostile bidder, incumbent board amended bylaws to have the effect of delaying a special meeting for 25 days); *H.F. Ahmanson & Co. v. Great Western Financial Corp.*, 1997 WL 305824 (Del. Ch. June 3, 1997) (facing a proxy solicitation for minority representation on the board by a hostile bidder, incumbent board cancelled annual stockholders meeting, entered into

There are other possible interpretations of the Proposal in addition to those outlined above, but, under any interpretation, Cisco and its shareholders would be left without a clear understanding of what is intended. Even assuming Cisco and its shareholders could determine what type of actions would be covered by the Proposal, inclusion of the concepts of "primary purpose" and "compelling justification," without any guidance as to how these concepts should be applied, further exacerbates the lack of certainty about what Cisco would be required to do to implement the Proposal. For example, what test would be used to determine an action's "primary purpose" and which parties would make the determination? Similarly, what measure would be used to determine whether an action is supported by "compelling justification"? As such, we believe neither the shareholders voting on the Proposal, nor Cisco's board of directors in implementing the Proposal (if approved), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Staff has previously permitted exclusion of proposals that were susceptible to more than one interpretation. *See Alaska Air Group, Inc.* (Mar. 10, 2016); *Morgan Stanley* (Mar. 12, 2013), *Prudential Financial* (Feb. 16, 2006). In *Alaska Air Group, Inc.*, the Staff expressed the view that a proposal requiring the board to "amend [the company's] bylaws and any other appropriate governing documents to require that the management of [the] company shall strictly honor shareholders rights to disclosure identification and contact information to the fullest extent possible by technology" could be excluded in reliance on Rule 14a-8(i)(3) based on the company's view that, in applying this particular proposal to the company, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In particular, the company noted that proposal and supporting

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a merger agreement with another buyer, postponed the annual meeting to later date after a special meeting to vote on the merger agreement).

In addition, the Delaware courts have chosen to not require *Blasius* review in various other cases in which it was alleged that the board of directors sought to thwart a shareholder vote, including: a meeting adjournment for a reincorporation merger; a sale of a patent portfolio without the required stockholder vote; the adoption of a poison pill to prevent a self-dealing transaction by a controlling stockholder in violation of a contract; the postponement of a special meeting and the setting of a new record date following a preliminary injunction against the stockholder vote on a merger; the filing for bankruptcy and seeking approval of an asset sale from the bankruptcy court in order to avoid stockholder approval of the asset sale; the elimination of an empty board seat following acquisition of stock by hedge funds and after attempts to fill it; the postponement of a special meeting on a merger after attempting and failing to receive support from largest stockholder and at a time it was known that the merger would not be approved; the failure of the board to accept the directors resignations tendered as a result of majority voting director election standard; and the adoption of a poison pill while facing pressure from a dissident stockholder. *See Coates v. Netro Corp.*, 2002 WL 31112340 (Del. Ch Sept. 11, 2002); *Apple Computer v. Exponential Tech.*, supra; *Hollinger Int'l, Inc. v. Black*, 844 A.2d 1022 (Del. Ch. 2004); *In re The MONY Group S'holder Litig.*, 853 A.2d 661 (Del. Ch. 2004); *Esopus Creek Value LP v. Hauf*, 913 A.2d 593 (Del. Ch. 2006); *Openwave Systems Inc. v. Harbinger Capital Partners Master Fund I, Ltd.*, 924 A.2d 228 (Del. Ch. 2007); *Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786 (Del. Ch. 2007); *City of Westland Police & Fire Ret. Sys. v. Axcelis Techs., Inc.*, 1 A.3d 281 (Del. 2010); and *Yucaipa American Alliance Fund II, L.P. v. Riggio*, 1 A.3d 310 (Del. Ch. 2010).

statement "[did] not describe or define in any meaningfully determinate way the standard for these supposed 'shareholder rights' and it appear[ed] the Proponent [had] a different view of what those rights entail than is supported by generally understood principles of corporate law." Similarly, in *Morgan Stanley*, the Staff permitted exclusion in reliance on Rule 14a-8(i)(3) of a proposal requesting that the board appoint a committee to explore an "extraordinary transaction" resulting in the separation of one or more businesses based on the company's view that "there is no way for the Board to know with reasonable certainty what responsibility to give the committee in order to implement the Proposal, and similarly there is no way for stockholders to know with reasonable certainty which mandate they would be supporting were they to vote for the Proposal." *See also AT&T Inc.* (Feb. 21, 2014) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to review the company's policies and procedures relating to directors' moral, ethical and legal fiduciary duties and opportunities to ensure that the company protects the privacy rights of American citizens protected by the U.S. Constitution, and report to shareholders); *PetSmart, Inc.* (April 12, 2010) (concurring with exclusion under Rule 14a-8(i)(3) of a proposal requesting the board to require that company suppliers bar the purchase of animals for sale from distributors that have violated or are under investigation for violations of "the law," the Staff noted specifically that the proposal does not sufficiently explain the meaning of the term "the law"); *Cascade Financial Corp.* (Mar. 4, 2010) (concurring in exclusion under Rule 14a-8(i)(3) of a proposal requesting that the company refrain from making any monetary charitable donations and otherwise eliminate all "non-essential expenditures"); *Alaska Air Group Inc.* (Apr. 11, 2007) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as vague and indefinite); *Wendy's International, Inc.* (Feb. 24, 2006) (concurring in the exclusion under Rule 14a-8(i)(3) of a proposal where the term "accelerating development" was found to be unclear); *Peoples Energy Corp.* (Nov. 23, 2004, *recon., denied* Dec. 10, 2004) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal where the term "reckless neglect" was subject to multiple interpretations); and *Puget Energy, Inc.* (Mar. 7, 2002) (concurring with the exclusion of a proposal on the grounds that it was vague and indefinite where the company argued that the a policy of "improved corporate governance" was not sufficiently well-defined). Just like the proposals in these no-action letters, there are many different interpretations of what the Proposal requires. As a result, if approved, Cisco's board of directors could implement the Proposal in a way that is different from what the shareholders anticipated when they voted on it.

The Staff has also specifically allowed the exclusion of proposals in reliance on Rule 14a-8(i)(3) where, as is the case with the Proposal, a misapplication or misunderstanding of the Delaware law caused the proposal to be vague or misleading. *See Morgan Stanley* (Mar. 12, 2013) (excluding a proposal that the company argued was subject to multiple interpretations when its language suggested the separation of a business would always require a stockholder vote, when, in fact, it may not); and *Newell Rubbermaid, Inc.* (Feb. 21, 2012) (excluding a proposal that the company argued was subject to multiple interpretations because its language erroneously suggested that Delaware law established a minimum required stock ownership for stockholders to call special meetings). Similarly, due to the vagueness inherent in the Proposal and the supporting statement, assuming shareholders intend for the Delaware standard to be imposed on Cisco and Cisco's board of directors, its shareholders might not fully understand how narrowly the *Blasius* review is applied and would be implemented. In other words, the Proponent's description in the supporting statement and the plain language of the Proposal could generate misunderstandings about the Delaware standard.

In light of the foregoing, we believe Cisco's board of directors would face substantial uncertainty in implementing the Proposal if it were adopted and it is very unlikely that Cisco would be able to implement the Proposal in a manner consistent with the understanding of each shareholder, or even a majority of the shareholders, who voted for it.

In summary, if both the Proposal and its supporting statement appear in the Proxy Materials, we believe shareholders' views would differ on the meaning of the Proposal and no shareholder would be able to determine with any reasonable certainty what action or measures would be taken in the event the Proposal were implemented. If shareholder approval were obtained, it would be impossible for the Board to know which interpretation of the Proposal passed and, therefore, the Board would be unable to determine with any reasonable certainty exactly which actions or measures are necessary to implement the requirement. For the foregoing reasons, the Proposal is misleading because it is vague and indefinite and, therefore, violates Rule 14a-9.

The Proposal includes materially false and misleading statements

The Proposal is also excludable on the basis that it includes materially false and misleading statements in violation of Rule 14a-8(i)(3).

The supporting statement contains statements that are clearly misleading, if not entirely false. As an initial matter, the supporting statement opens with an assertion that the Delaware Chancery Court in the *Aprahamian* case ruled that "actions that have an adverse impact on the right of stockholders to vote are presumptively invalid." In that case, the board of directors of a Delaware corporation postponed an annual meeting of stockholders when preliminary voting results indicated that the plaintiff shareholder group's alternate slate of directors would be elected. Plaintiffs sought to enjoin the board from doing so, and the court granted this injunction. In so doing, the court addressed the corporate election process in a succinct paragraph, of which the supporting statement contains only a portion. The full paragraph from which the language in the supporting statement was extracted reads (with the language not included in the supporting statement underscored):

> The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests

> of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections. The business judgment rule therefore does not confer any presumption of propriety on the acts of the directors in postponing the annual meeting. Quite to the contrary. When the election machinery appears, at least facially, to have been manipulated, those in charge of the election have the burden of persuasion to justify their actions.

The holding in the *Aprahamian* case is not, as the Proponent states, "that actions that have an adverse impact on the right of shareholders to vote are presumptively invalid." The *Aprahamian* case stands for the same proposition articulated in the *Blasius* case, that heightened scrutiny, beyond the business judgment rule, will apply to "actions taken for the primary purpose of interfering with the effectiveness of a stockholder vote." The fact that the supporting statement later quotes this language from the *Blasius* case does not correct the statement made in its topic sentence regarding *Aprahamian* and, we believe, implicitly to the reader about Delaware law.

The supporting statement is also materially misleading, certainly to the lay reader, in the manner in which it suggests that Delaware law will apply to Cisco if the Proposal is adopted. The supporting statement cites two Delaware Chancery Court cases and says that in effect the Proposal "allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces." Clearly the court to which the supporting statement refers is the Delaware Chancery Court. The plain meaning of this statement to readers not expert in state corporate laws and conflicts of laws is that Cisco will be subject to the principles of the cited cases if the Proposal is approved. To many readers the singular references in the supporting statement to Delaware cases and the Chancery Court would suggest that Delaware law will be applied to the subject matter of the Proposal. The supporting statement nowhere indicates that Cisco is a California, and not a Delaware, corporation and is subject to the corporation law of California. Even assuming that the interpretation of the Proposal is limited to the context of the *Blasius* (and its progenies') holding (which, as we discussed above, is far from a foregone interpretation) there is no certainty whatsoever that a California court, or any other court applying the California law to which Cisco is subject, would interpret the Proposal in the manner that Delaware courts have applied Delaware law. Certainly, adopting the Proposal will not make Cisco subject to Delaware law.

The supporting statement further contains misleading statements about the purpose and effects of advance notice bylaws. The supporting statement says that the purpose of an advance notice bylaw "is simply to allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote." This statement is sufficiently simplistic as to be misleading. The Delaware Chancery Court to which the Proponent refers says such bylaws "are designed and function to permit orderly meetings and election contests and to provide fair warning to the corporation so that it may have sufficient time to respond to shareholder nominations." *Openwave Systems Inc. v. Harbinger Capital Partners Master Fund I, Ltd.*, 924 A.2d 228 (Del. Ch. 2007) at 239.

Finally, and even more concerning to Cisco, the supporting statement strongly implies that Cisco does not respect the shareholder franchise and regularly takes actions to prevent the "effectiveness" of shareholders' votes. In particular, the supporting statement makes broad statements about actions that "some" boards take to "undermine the shareholder franchise" and states that, if implemented, the Proposal would cause Cisco's board of directors "to be more respectful of the shareholder franchise and cautious about taking any action that adversely impacts it." As noted above, Cisco strongly supports the shareholder franchise and does not, and would not, seek to take action to undermine shareholder voting (or any other) rights. Once again, this statement is clearly misleading regarding the conduct of the Cisco board relative to its duties to Cisco shareholders.

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire shareholder proposals that contain statements that are false or misleading. *See, e.g., Ferro Corp.* (Mar. 17, 2015) (concurring in the exclusion of a proposal requesting that the company take steps to change the company's jurisdiction of incorporation to Delaware based on misstatements of Ohio law, which improperly suggested that the shareholders would have increased rights if the Delaware law governed the company instead of Ohio law); *General Electric Co.* (Jan. 6, 2009) (concurring in the exclusion of a proposal under which a director who receives greater than 25% withheld votes will not serve on key board committees for two years after the annual meeting because the company had majority voting and did not typically allow shareholders to withhold votes in director elections); *Johnson & Johnson* (Jan. 31, 2007) (concurring in the exclusion of a proposal to provide shareholders a vote on an advisory management resolution . . . to approve the report of the Compensation Committee in the proxy statement because the proposal would create the false implication that shareholders would be voting on executive compensation); *State Street Corp.* (Mar. 1, 2005) (concurring in the exclusion of a proposal requesting that the board of directors be exempt from a section of state law that had been recodified and was thus no longer applicable); *General Magic, Inc.* (May 1, 2000) (concurring in the exclusion of a proposal requesting that the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact the company's corporate policies had specific guidelines addressing dishonest behavior).

In summary, the supporting statement contains materially misleading, if not outright false, statements and therefore violates Rule 14a-9.

2. The Proposal deals with matters relating to the ordinary business operations of Cisco and, therefore, is excludable under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if it "deals with a matter relating to the company's ordinary business operations." We believe that Cisco may properly exclude the Proposal on this basis, for the reasons discussed below.

In Exchange Act Release 34-40018 (May 21, 1998) (the "***1998 Release***"), the Commission summarized the general policy supporting the "ordinary business" exclusion as follows: "The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management *and the board of directors*, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting" (emphasis added). The 1998 Release then sets forth two central considerations upon which the ordinary business exclusion is founded. The first consideration is the subject matter of the Proposal. The Commission stated in the 1998 Release that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is "the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." While we also note that the 1998 Release states that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable," we believe that the Proposal does not represent a "significant social policy issue." In this regard, while Cisco's board of directors fully acknowledges that maintaining and respecting the shareholder franchise is an extremely important part of its relationship with Cisco's shareholders, as discussed above, the Proposal is open to a wide range of interpretations, some of which would impact a range of ordinary business activities associated with shareholder meetings and the proxy process more generally, as well as the board's compliance with applicable law. Accordingly, we believe the Proposal may be properly omitted from the Proxy Materials pursuant to the "ordinary business" exclusion because both of the considerations identified in the 1998 Release are met in this instance and compel the conclusion that the Proposal is properly subject to exclusion.

As discussed above, a wide range of ordinary business activities could be viewed as impacting "the effectiveness of [the] shareholder vote," such as establishing the voting record date for a shareholder meeting, selecting the date, time and location for a shareholder meeting, determining whether telephonic or electronic submission of proxies will be available for shareholders, establishing admittance procedures for a shareholder meeting, and determining when to close the polls for voting at a shareholder meeting. The Staff has long held that proposals seeking to oversee the conduct of a company's annual meeting may be omitted under Rule 14a-8(i)(7) as relating to a company's ordinary business. *See Bank of America Corp.* (Dec. 22, 2009) (concurring in the exclusion of a proposal recommending that all shareholders be entitled to attend and speak at all annual meetings and stating that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under [R]ule 14a-8(i)(7)"). This general standard has been applied to proposals that relate to shareholder voting considerations. *See also Con-way Inc.* (Jan. 22, 2009) (concurring in the exclusion of a proposal requesting that the company use real-time webcast for its annual meetings); *Bank of America Corp.* (Feb. 16, 2006) (concurring in the exclusion of a proposal requesting that all shareholders be entitled to attend and speak at all annual meetings). Likewise, the Staff has concurred in the exclusion of proposals relating to the location, time or accessibility of an annual meeting, all of which could impact the ability of shareholders to vote at a shareholders meeting. *See Northeast Utilities Services Co.* (Mar. 3, 2008) (concurring in the exclusion of a proposal requiring, among other things, that the company set the date of the annual meeting to coincide with the annual meeting of another company); *Ford Motor Co.* (Jan. 2, 2008) (concurring in exclusion of a proposal requiring that the company hold its annual meeting in the Dearborn, Michigan area). Thus, even if there could be board actions covered by the Proposal that implicate significant policy issues, the Proposal is not sufficiently focused on such matters, and instead encompasses a broad range of activities regarding Cisco's interaction with its shareholders and conduct of its shareholder meetings that constitute ordinary business activities. Accordingly, the Proposal may properly be excludable under Rule 14a-8(i)(7).

In addition, the Proposal broadly prohibits Cisco's board of directors from taking "any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action." As discussed above, one of the many possible interpretations of the Proposal is that it seeks to apply a standard articulated by the Delaware judiciary in *Blasius* and similar cases for the conduct of directors of Delaware corporations to Cisco (a California, not Delaware, corporation). If this is the case, it is reasonable to conclude that the Proposal may relate to the fiduciary duties of Cisco's board of directors and, perhaps, other matters of corporate law. As a California corporation, Cisco is subject to the California Corporations Code, Section 309 of which requires that each member of the board of directors of a California corporation must "perform the duties of a director . . . in good faith, in a manner such director believes to be in the best interests of the corporation and its shareholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances." Further, it is well established that the fundamental fiduciary duties of directors – the duty of care and the duty of loyalty – are embodied within the mandate under Section 300 of the California Corporations Code that "the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the board." A director's performance of his or her duties and the Board's oversight of the business and affairs of the corporation in a manner consistent with the fiduciary duties and standards described above necessarily involve the two considerations upon which the ordinary business exclusion is founded as described above.

As explained above, the Proposal could be interpreted to impose on Cisco and Cisco's board of directors a standard of conduct that has not yet been established for boards of directors of California corporations. This standard arises from *Blasius* in which the Delaware Chancery Court addressed specific facts related to an incumbent board seeking to defeat a dissident slate by adding directors in the midst of a consent solicitation. The ensuing case law in Delaware citing *Blasius* is primarily focused on incumbent boards seeking to ward off hostile acquirers and defeat dissident slates. As worded, the Proposal could be read to create a standard independent of Delaware case law that on its plain meaning is subject to interpretations that may vary significantly from an interpretation based on legal analysis under Delaware law or other general principles of corporate law. By imposing a very broad and undefined standard, we believe the Proposal seeks to impermissibly "micro-manage" Cisco's board of directors in managing the business and affairs of the company. For example, were Cisco's shareholders to approve a shareholder proposal that the board determines, in a manner consistent with its fiduciary duties under California law, is not in the best interests of Cisco to implement, one interpretation of the Proposal is that Cisco's board of directors would be required to consider whether its decision was compliant with the standard set forth in the Proposal.

The Staff has consistently concurred with the exclusion of proposals from company proxy materials under analogous circumstances. *See, e.g., The Walt Disney Co.* (Dec. 12, 2011) (concurring with exclusion of a proposal requesting a report on board compliance with the company's director code of business conduct and ethics, the Staff stated that "[p]roposals that concern general adherence to ethical business practices are generally excludable under [R]ule 14a-8(i)(7)"); and *Verizon Communications Inc.* (Jan. 10, 2011) (noting that the proposal requested that a board committee monitor the company's integrity, trustworthiness and reliability, the Staff stated that "[p]roposals that concern general adherence to ethical business practices are generally excludable under [R]ule 14a-8(i)(7)" and concurred with the exclusion of the proposal); *see also* the other no-action letters cited below. Finally, insofar as the Proposal concerns itself with the fiduciary duties of Cisco's board of directors, implementation of approved shareholder proposals and other legal compliance matters, it impinges on Cisco's and Cisco's board of directors' day-to-day administration of ordinary business operations. Of course, fiduciary duties are legal obligations. While we acknowledge that it is not exactly the same, complying with the Board's fiduciary duties is similar to compliance with director codes of conduct as director codes of conduct often include wide-ranging principles, many of which overlap with fiduciary duties. For example, Cisco's Code of Business Conduct covers the avoidance of conflicts of interest (duty of loyalty) and protection of confidential information and other company assets (duty of care). The Staff has consistently granted no action relief with regard to shareholder proposals pertaining to compliance with codes of conduct, codes of ethics, ethical business practices and policies and applicable laws under Rule 14a-8(i)(7). *See, e.g., JPMorgan Chase & Co.* (Mar. 13, 2014) (concurring with exclusion of a proposal requesting an evaluation of "opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders"); *Raytheon Company* (Mar. 25, 2013) (concurring in exclusion under Rule 14a-8(i)(7) of a proposal requesting a "report on the board's oversight of the company's efforts to implement the provisions of the Americans with Disabilities Act, the Fair Labor Standards Act, and the Age Discrimination in Employment Act"); *The Walt Disney Co.* (Dec. 12, 2011); *Verizon Communications Inc.* (Jan. 10, 2011); *International Business Machines Corp.* (Jan. 7, 2010) (concurring with exclusion of a proposal requesting that officers "clearly and unambiguously restate and enforce the traditional standards of ethical behavior which characterized the way in which IBM conducted its business"); *The AES Corp.* (Mar. 13, 2008) (concurring in exclusion of a proposal requesting that the company establish a committee to oversee "the company's compliance with applicable laws, rules and regulations of the federal, state, local governments, and the AES Code of Conduct and Ethics"); *Monsanto Co.* (Nov. 3, 2005) (concurring in exclusion of a proposal requesting that the company create an ethics oversight committee to monitor the company's compliance with the "Monsanto Code of Conduct, the Monsanto Pledge, and applicable laws, rules and regulation of federal, state, provincial and local governments including the Foreign Corrupt Practices Act"); and *Costco Wholesale Corp.* (Dec. 11, 2003) (concurring in exclusion of a proposal requesting that the company develop "a thorough Code of Ethics that would address issues of bribery and corruption" on the basis that the proposal related to the terms of the company's code of ethics). Just like the proposals in these no-action letters, to the extent the Proposal concerns itself with the fiduciary duties of Cisco's board of directors, implementation of approved shareholder proposals and other legal compliance matters, we believe the Proposal deals with a matter relating to Cisco's ordinary business operations.

Because, under some interpretations of the Proposal, the Proposal would deal with ordinary business matters and would result in micro-management of Cisco's board of directors in managing the business and affairs of the company, Cisco seeks to exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7).

3. The Proposal is not a proposal as contemplated by Rule 14a-8(a) and as such is not entitled to be included in the Proxy Materials under Rule 14a-8.

The introductory paragraph to Rule 14a-8 provides that "this section addresses when a company must include a shareholder's proposal in its proxy statement." The first section of the Rule, section 14a-8(a), in describing "What is a proposal?" states that a proposal "is your recommendation or requirement that the company and/or its board of directors ***take action***" (emphasis added). Obviously, the Proposal does not recommend or require that Cisco or its board of directors take any action. Most generously construed, the Proposal endeavors to specify action that the Cisco board of directors will not take, and as described above does so in such a vague, indefinite and misleading way that Cisco shareholders will not know, or will have different understandings, of what those proscribed actions are.

In the proposing release for what ultimately was adopted as the current formulation of Rule 14a-8, the Commission stated that its proposals "would make it easier for shareholders to include a broader range of proposals in companies' proxy materials." Proposing Release, *Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 39093 (Sept. 18, 1997) ("***Shareholder Proposal Release***"). The Shareholder Proposal Release further provided that:

> "The answer to Question 1 of revised rule 14a-8 would define a 'proposal' as a request that the company or its board of directors ***take an action***. The definition reflects our belief that a proposal that seeks no specific action, but merely purports to express shareholders' views, is inconsistent with the purposes of rule 14a-8 and may be excluded from companies' proxy materials" (emphasis added).

The plain language of the Proposal clearly does not seek specific action, rather it prohibits the Board from taking action. Further, the supporting statement strongly suggests that the purpose of the Proposal is to serve as an expression of shareholders' views, where it states: "In effect, this proposal ***allows shareholders to formally endorse*** the same principle of shareholder democracy that our nation's most respected business court already enforces" (emphasis added).

Perhaps because the Rule is sufficiently clear in requiring a specific action, we are not able to identify a significant number of company requests under Rule 14a-8 to exclude a purported proposal that fails to request action of the company or its board of directors. In *Longs Drug Stores Corp*. (Jan. 23, 2008) the company was allowed to exclude a proposal that consisted of a request to include a letter in the company's annual report expressing dissatisfaction with certain management policies. In *Sensar Corp*. (Apr. 23, 2001) the Staff granted no-action relief where the proposal involved a shareholder's expression of displeasure with the terms of certain stock option grants. These letters indicate that the Staff recognizes that a core element of an appropriate Rule 14a-8 proposal is a recommendation or requirement that the company, or its board of directors, take some action.

Because the Proposal does not recommend or require that Cisco or the Cisco board of directors take any action, Cisco seeks to exclude the Proposal because it fails to comply with Rule 14a-8(a).

* * *

Conclusion

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal and supporting statement from the Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should the Staff have questions or desire any additional information in support of our position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8(j) response. In this case, please contact me by telephone at (650) 335-7657, my partner, Bill Hughes, at (415) 875-2479 or Evan Sloves of Cisco at (408) 525-2061. Please direct any correspondence regarding this letter via e-mail to CorporateSecretary@cisco.com.

Sincerely,

Daniel J. Winnike, Esq.

Enclosures

cc: Evan Sloves, Cisco Systems, Inc.
Kenneth Steiner
John Chevedden
William L. Hughes, Fenwick & West LLP

EXHIBIT A

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, June 02, 2016 3:49 PM
To:	corporatesecretary(mailer list)
Cc:	John Platz (joplatz); Suresh Bhaskaran Nair (surbhask)
Subject:	Rule 14a-8 Proposal (CSCO)``
Attachments:	CCE02062016_3.pdf

Mr. Chandler,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Mark Chandler
Corporate Secretary and General Counsel
Cisco Systems, Inc. (CSCO)
170 W. Tasman Dr
San Jose CA 95134
Phone: 408 526-4000
Fax: 408 853-3683
Fax: 408-526-4100

Dear Mr. Chandler,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

5/11/16
Date

cc: CorporateSecretary@cisco.com
John Platz <joplatz@cisco.com>
Senior Corporate Counsel
"Suresh Bhaskaran Nair (surbhask)" <surbhask@cisco.com>

Resolved: "The board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action."

SUPPORTING STATEMENT

Almost thirty years ago, the Delaware Chancery Court ruled that actions that have an adverse impact on the right of shareholders to vote are presumptively invalid.

In *Aprahamian v. HBO & Co.*, 531 A.2d 1204, (Del. Ch. 1987), the Court said this:

> The corporate election process, if it is to have any validity, must be conducted with scrupulous fairness and without any advantage being conferred or denied to any candidate or slate of candidates. In the interests of corporate democracy, those in charge of the election machinery of a corporation must be held to the highest standards in providing for and conducting corporate elections.

Just one year later, in *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch., 1988), the Chancery Court made it clear that a board cannot rely solely on its business judgment if takes an action for the primary purpose of preventing the effectiveness of a shareholder vote. Rather, the board must have a compelling justification. The Court explained:

> The shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests....Action designed principally to interfere with the effectiveness of a vote inevitably involves a conflict between the board and a shareholder majority....[I]n such a case, the board bears the heavy burden of demonstrating a compelling justification for such action.

Unfortunately, some boards of directors still do things that undermine the shareholder franchise. For example, many boards have adopted complex advance notice bylaws that require a shareholder seeking to nominate directors or present proposals to fill out long forms and provide proprietary information to the board. That deters shareholders from exercising their voting rights and has led to costly litigation. Moreover, such requirements have nothing to do with the legitimate purpose of an advance notice bylaw which is simply to allow a company to fully inform shareholders who cannot attend the meeting about all matters that will be presented for a vote.

In effect, this proposal allows shareholders to formally endorse the same basic principle of shareholder democracy that our nation's most respected business court already enforces. If this proposal is approved, we believe the board will be more respectful of the shareholder franchise and cautious about taking any action that adversely impacts it.

From: John Platz (joplatz) <joplatz@cisco.com>
Sent: Monday, June 13, 2016 2:35 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: From Cisco Systems, Inc.
Attachments: Ltr. Resp. Re Steiner Prop (June 2016).pdf

Mr. Chevedden:

Attached please find correspondence from Cisco Systems, Inc. relating to Kenneth Steiner's letter to (and proposed shareholder resolution re) Cisco Systems, Inc. transmitted to us on June 2, 2016.

Original (hard copy) of this correspondence to be transmitted to you as well.

John Platz
Senior Corporate Counsel
Cisco Systems, Inc.

Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Direct: 408 526 4000
FAX: 408 526 4100
www.cisco.com

June 10, 2016

Via Email and USPS Priority Mail Express

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Steiner:

On June 2, 2016, Cisco Systems, Inc. ("***Cisco***") received an email containing your shareholder proposal for Cisco's 2016 Annual Meeting of Shareholders (the "***Meeting***"), with respect to adopting a resolution prohibiting the board from taking any action whose primary purpose is to prevent the effectiveness of a shareholder vote without a compelling justification for such action (the "***Proposal***").

Under Rule 14a-8 under the Securities and Exchange Act of 1934, as amended (the "***Act***"), at the time you submitted the Proposal, you were required to provide verification to Cisco that you were eligible to submit such a proposal. To be eligible, you must have continuously held at least $2,000 worth of Cisco's common stock for the one year period prior to the date you submitted the Proposal. For your convenience, we have enclosed a copy of Rule 14a-8 under the Act, which describes in Question 2 the eligibility and procedural requirements for submitting a proposal and how you can demonstrate to Cisco your eligibility to submit a proposal.

In order to prove your eligibility to Cisco, you must provide Cisco's Secretary with a written statement from the record holder of your shares (usually a broker or bank) verifying that, at the time you submitted the Proposal (June 2, 2016), you continuously held at least $2,000 in market value of Cisco shares for at least one year.

Please send the written statement referred to above to Cisco Systems, Inc., c/o Secretary, 170 West Tasman Drive, San Jose, CA 95134-1706 (or alternatively you may transmit the statement electronically to CorporateSecretary@cisco.com). Pursuant to Rule 14a-8, your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you received this notification. If the deficiencies noted above are not corrected within this time period, Cisco may elect not to include your Proposal in its proxy statement for the Meeting.

We also wanted to remind you that you or your representative are required to attend the Meeting to present the Proposal, as indicated in Question 8 of the attached Rule 14a-8.

If you have any questions, please feel free to contact me at (408) 424-1191.

Very truly yours,

John Platz, Senior Corporate Counsel

cc: Mr. John Chevedden
Investor Relations, Cisco Systems, Inc.
Evan Sloves
Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?
    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;
            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?
   1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.
   2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.
   3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?
   1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).
   2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?
   1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.
   2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.
   3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Director Elections: If the proposal:
   i. Would disqualify a nominee who is standing for election;
   ii. Would remove a director from office before his or her term expired;
   iii. Questions the competence, business judgment, or character of one or more nominees or directors;
   iv. Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or
   v. Otherwise could affect the outcome of the upcoming election of directors.
9. Conflicts with Company's Proposal: If the proposal directly conflicts with oneConflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
   i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;
   ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or
   iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and
13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.
2. The company must file six paper copies of the following:
   i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and
iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?
1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.
2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?
1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.
2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.
3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:
   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, June 16, 2016 12:16 PM
To:	John Platz (joplatz)
Cc:	corporatesecretary(mailer list)
Subject:	Rule 14a-8 Proposal (CSCO) blb
Attachments:	CCE16062016_2.pdf

Mr. Platz,
Please see the attached broker letter.
Sincerely,
John Chevedden

TD Ameritrade

CSCO Post-it® Fax Note 7671	Date 6-16-16	# of pages ▶
To John Pletz	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 408-526-4100	Fax #	

June 15, 2016

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2014.

1. Cisco Systems, Inc. (CSCO)
2. Oracle Corporation (ORCL)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

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